# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WILLOW LANE ACQUISITION CORP., CIK 0002032379
CUSIP: G9675P102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York (NY), 10107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002038246

## Reporting persons
- Willow Lane Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,628,674; shared voting power 0; sole dispositive power 4,628,674; shared dispositive power 0; aggregate amount beneficially owned 4,628,674 (26.79% of the class)
  Comment: The 4,628,674 shares reported on Rows 5, 7 and 9 represent Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") of Willow Lane Acquisition Corp. (the "Issuer") held by Willow Lane Sponsor, LLC (the "Sponsor") which are automatically convertible into the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-282495). The Sponsor is the record holder of the Class B Ordinary Shares reported herein and has sole voting and dispositive power with respect to those Class B Ordinary Shares. B. Luke Weil is the sole managing member of the Sponsor and has voting and dispositive power with respect to the securities held of record by the Sponsor. The 4,628,674 Class B Ordinary Shares referred to in Rows 5, 7 and 9 exclude 4,007,222 Class A Ordinary Shares that may be purchased by exercising warrants that were issued to the Sponsor in a private placement and that are not exercisable within 60 days. The percentage in Row 11 is based on the aggregate total issued and outstanding ordinary shares of the Issuer, which include 12,650,000 Class A Ordinary Shares issued and outstanding and 4,628,674 Class B Ordinary Shares issued and outstanding as of February 14, 2025.
- B. Luke Weil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,628,674; sole dispositive power 0; shared dispositive power 4,628,674; aggregate amount beneficially owned 4,628,674 (26.79% of the class)
  Comment: The 4,628,674 shares reported on Rows 5, 7 and 9 represent Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") of Willow Lane Acquisition Corp. (the "Issuer") held by Willow Lane Sponsor, LLC (the "Sponsor") which are automatically convertible into the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-282495). The Sponsor is the record holder of the Class B Ordinary Shares reported herein and has sole voting and dispositive power with respect to those Class B Ordinary Shares. B. Luke Weil is the sole managing member of the Sponsor and has voting and dispositive power with respect to the securities held of record by the Sponsor. The 4,628,674 Class B Ordinary Shares referred to in Rows 5, 7 and 9 exclude 4,007,222 Class A Ordinary Shares that may be purchased by exercising warrants that were issued to the Sponsor in a private placement and that are not exercisable within 60 days. The percentage in Row 11 is based on the aggregate total issued and outstanding ordinary shares of the Issuer, which include 12,650,000 Class A Ordinary Shares issued and outstanding and 4,628,674 Class B Ordinary Shares issued and outstanding as of February 14, 2025.

## Item 1. Issuer
Name of issuer: WILLOW LANE ACQUISITION CORP.
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415 New York, New York 10107

## Item 2. Person Filing
Name of person filing: Willow Lane Sponsor, LLC and B. Luke Weil (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 250 West 57th Street, Suite 415 New York, New York 10107
Citizenship: Willow Lane Sponsor, LLC is a limited liability company formed in Delaware. B. Luke Weil is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 4,628,674 of the Class B Ordinary Shares of Willow Lane Acquisition Corp. (the "Issuer"). Willow Lane Sponsor, LLC (the "Sponsor") is the record holder of the Class B Ordinary Shares reported herein. B. Luke Weil is the sole managing member of the Sponsor and has voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed the beneficial owner of the securities held by the Sponsor. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 4,628,674 Class B Ordinary Shares of the Issuer owned by the Reporting Persons constitute 26.79% of the aggregate total number of issued and outstanding ordinary shares of the Issuer, which include 12,650,000 Class A Ordinary Shares issued and outstanding and 4,628,674 Class B Ordinary Shares outstanding as of February 14, 2025. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination and may be converted at any time prior to the Issuer's initial business combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-282495).
Sole power to vote or to direct the vote: Willow Lane Sponsor, LLC: 4,628,674 B. Luke Weil: 0
Shared power to vote or to direct the vote: Willow Lane Sponsor, LLC: 0 B. Luke Weil: 4,628,674
Sole power to dispose or to direct the disposition: Willow Lane Sponsor, LLC: 4,628,674 B. Luke Weil: 0
Shared power to dispose or to direct the disposition: Willow Lane Sponsor, LLC: 0 B. Luke Weil: 4,628,674

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Willow Lane Sponsor, LLC: /s/ B. Luke Weil, Managing Member (02/14/2025)
- B. Luke Weil: /s/ B. Luke Weil, Individual (02/14/2025)